Exhibit 21.1

List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation
SynX Pharma, Inc.	Ontario, Canada
Epoch Biosciences, Inc.	Delaware, U.S.A.
Nanogen Europe B.V.	Amsterdam, The Netherlands
Nanotronics, Inc.	Delaware, U.S.A.
Nanogen Recognomics GmbH (majority-owned)	Frankfurt, Germany